Mail Stop 3561

January 30, 2009

Kurt Dalmata
Chief Executive Officer
ASP Ventures Corp.
Seestrasse 8
CH-8702 Zollikon, Switzerland

> **Re:** **ASP Ventures Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 9, 2008**
> **File No. 000-28589**

Dear Mr. Dalmata:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Tia Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel and
          Health Care Services